

Mail Stop 3720

October 5, 2016

Mr. David Doft
Chief Financial Officer
MDC Partners Inc.
745 Fifth Avenue
New York, NY 10151

> **Re:** **MDC Partners Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Response dated September 8, 2016**
> **File No. 001-13718**

Dear Mr. Doft:

We have reviewed your September 8, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16
Advertising and Communications Segment, page 20 and 24

1.    We note in your response to comment 1 it is your belief that organic revenue growth is the "most accurate representation of the financial performance of its businesses, as it represents the impact of the Company's management oversight … and the network benefits of inclusion in the broader portfolio of firms." You further state that "this approach appropriately credits the Company with changes in performance of the business that take place under the Company's stewardship." Please accompany the disclosure you propose to make in your letter dated June 15, 2016 with an explanation of why you

believe organic revenue growth (decline) as defined provides useful information to investors.  Also, specifically address in this disclosure:

- the fact that other companies may calculate organic revenue growth using a different methodology;
- your ability to fully integrate newly acquired businesses and the timing of this integration;
- the fact that revenue earned immediately after a business acquisition is consummated is dependent upon work and marketing performed prior to management's oversight;
- the impact of work in progress, existing contracts and backlog of the acquired businesses on the calculation of organic revenue growth (decline);
- the extent acquired management teams impact the performance of the acquired businesses post- acquisition; and
- why management is taking credit for any positive developments in an acquired business that may have taken place during the period preceding the acquisition and how investors should consider this circumstance when assessing performance.


2.      Please provide in MD&A a reconciliation of revenue from acquisitions, provided in your explanation for the change in revenues in the table at the bottom of page 20, to the total amount of revenue from acquired businesses included in revenue reported on your consolidated statements of operations.

14. Segment Information, page 75

3.      We note your response to comment 2.  Upon completion, please provide us your detailed, comprehensive analysis in support of your aggregation of each of your Partner Firm operating segments into reportable segment(s) in accordance with the criteria set forth in ASC 280-10-50-11 through 19.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.


                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications